SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Ashford Hospitality Prime, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

044102 10 1

(CUSIP Number)

November 19, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 044102 10 1	Page 2

1	NAME OF REPORTING PERSON Archie Bennett, Jr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,139,987 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,139,987 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,139,987 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS
(1)	Includes 821,705 Units of Limited Partnership Interests (“Units”) of Ashford Hospitality Prime Limited Partnership, the Issuer’s operating subsidiary. The Units are redeemable, on and after November 19, 2014, for cash or, at the option of the Issuer, shares of the Issuer’s common stock (currently on a 1-for-1 basis).

Item 1(a).	Name of Issuer:

Ashford Hospitality Prime, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

Item 2(a).	Name of Person Filing:

Archie Bennett, Jr.

Item 2(b).	Address of Principal Business Office or if None, Residence:

14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

Item 2(c).	Citizenship:

USA.

Item 2(d).	Title of class of securities:

Common Stock, $0.01 par value per share, of the Issuer.

Item 2(e).	CUSIP No.:

044102 10 1

Item 3.	If this statement is filed pursuant to Sections 13d- 1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J)

Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned: 1,139,987 shares of Common Stock[1]

(b)	Percent of Class: 6.7%

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or direct the vote:	1,139,987[1]

(ii)	Shared power to vote or direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	1,139,987[1]

(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

[1]	Includes 821,705 Units held directly or indirectly by the Reporting Person. The Units are redeemable, on and after November 19, 2014, for cash or, at the option of the Issuer, shares of the Issuer’s common stock (currently on a 1-for-1 basis).

Item 10.	Certifications:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2013	/s/ ARCHIE BENNETT, JR.
Archie Bennett, Jr.

ATTENTION: Intentional misstatements or

omissions of fact constitute Federal

criminal violations (See 18 U.S.C. 1001)